UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 26, 2012	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT ANNOUNCEMENT ON RESOLUTIONS OF

THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the requirements of the articles of association (the “Articles”) of China Eastern Airlines Corporation Limited (the “Company”) and rules of meeting of the supervisory committee and as convened by Yu Faming, chairperson of the supervisory committee (the “Supervisory Committee”) of the Company, the eleventh meeting (the “Meeting”) of the sixth session of the Supervisory Committee was held on 23 March 2012 at Shanghai International Airport Hotel.

Yu Faming, chairperson of the Supervisory Committee, and Feng Jinxiong, Yan Taisheng and Liu Jiashun, supervisors, were present at the Meeting.

The supervisors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of supervisors at the Meeting satisfied the quorum requirement under the Company Law of the People’s Republic of China (the “PRC”) and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Yu Faming, chairperson of the Supervisory Committee. The supervisors present at the Meeting considered and passed the following resolutions:

1.	Considered and approved the 2011 Work Report of the Supervisory Committee (the content of which is set out in the Report of the Supervisory Committee, Section 9 of the 2011 annual report), and decided to submit the same to the 2011 annual general meeting of the Company (the “AGM”) for consideration and approval.

2.	The Supervisory Committee considered that the connected transactions of the Company in 2011 had complied with legal procedures and terms of the transactions were fair and reasonable to the Company and its shareholders as a whole. The connected transactions were dealt with under stringent principles of “fairness, impartiality and transparency”. The Supervisory Committee did not discover any insider dealing or breach of good faith by the board of directors (the “Directors” or “Board”) in any decision-making, execution of agreements or information disclosure.

3.	Agreed to the self-assessment report in respect of internal control of the Company for the year 2011 as considered and approved by the Board. The Supervisory Committee considered that the Company had in place a comprehensive system of internal control, which has been well implemented.

4.	Agreed to the financial statements of the Company for the year 2011 as considered and approved by the Board, which is considered by the Supervisory Committee to truly reflect the financial position and operating results of the Company for the reporting period and was objective and fair, and agreed to submit the same to the 2011 AGM for consideration and approval.

5.	Agreed to the profit distribution proposal for the year 2011 of the Company as considered and approved by the Board, and agreed to submit the same to the 2011 AGM for consideration and approval.

6.	Agreed to the full text of the 2011 annual report and its summary (A share) and 2011 annual results announcement (H share) of the Company as considered and approved by the Board, and agreed to submit the 2011 Work Report of the Board (the content of which is set out in the Report of the Board of Directors, Section 8 of the 2011 annual report) to the 2011 AGM for consideration and approval.

Pursuant to the requirement of section 68 of the Securities Act of the PRC, the Supervisory Committee reviewed the full text of the 2011 annual report of the Company and its summary, and expressed the following opinions:

1.	The preparation and review process of the 2011 annual report of the Company are in compliance with laws and regulations, the Articles and the internal management system of the Company;

2.	The form and substance of the 2011 annual report of the Company are in compliance with all provisions stipulated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information contained thereunder truly reflects the financial position and operational management of the Company in all the respects for the reporting period;

3.	Before the issue of this opinion by the Supervisory Committee, no breach of confidentiality by any person involved in the preparation and review of the 2011 annual report was discovered.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping (Director and Company Secretary)

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

23 March 2012

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